Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

+65 6351 1780

January 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Melissa Raminpour, Accounting Branch Chief

Re:	Kenon Holdings Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

File No. 001-36761

Dear Ms. Raminpour:

In connection with the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2015, with respect to the Annual Report on Form 20-F of Kenon Holdings Ltd. (the “Company”) for the fiscal year ended December 31, 2014 (the “Annual Report”) and the Company’s Report on Form 6-K furnished to the Commission on December 1, 2015 (together with the Annual Report, the “Filings”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kenon Holdings Ltd.

/s/ Yoav Doppelt
By:	Yoav Doppelt
Chief Executive Officer